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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 a

      [ x]  Merger

      [ ]   Liquidation

      [  ]  Abandonment of Registration

          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and this form and complete verification at the end of the form.)

      [  ]  Election of status as a Business Development Company

          (Note: Business Development Companies answer only questions 1 thorough 10 of this form and complete verification at the end of the form.)

2.    Name of fund:  Independence One Mutual Funds (Registrant)
            Independence One Prime Money Market Fund
            Independence One U.S. Treasury Money Market Fund Independence One Michigan Municipal Cash Fund Independence One Equity Plus Fund
            Independence One Small Cap Fund
            Independence One International Equity Fund
            Independence One U.S. Government Securities Fund Independence One Fixed Income Fund
             (collectively, the "Portfolios")

3.    Securities and Exchange Commission File No.:  811-5752

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?


      [ X ] Initial Application           [   ] Amendment 1

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

            5800 Corporate Drive
            Pittsburgh, Pennsylvania 15237-7001

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

            Heather Aland Eastgate
            Federated Investors Tower
            1001 Liberty Avenue
            Pittsburgh, Pennsylvania 15222-3779
            412 288-1097

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:

          Independence One Mutual Funds         Federated Investors Tower
          -----------------------------
          (Registrant)                          1001 Liberty Avenue
                                                Pittsburgh, PA 15222-3779

       (Notices should be sent to the Agent for Service at above address)

                                             5800 Corporate Drive Pittsburgh, PA
                                                15237-7010

          Federated Shareholder Services
          Company                               Federated Investors Tower
          -------
          (Transfer Agent, Dividend             1001 Liberty Avenue
          Disbursing Agent and                  Pittsburgh, PA 15222-3779
          Portfolio Recordkeeper)

           Federated Administrative Services     Federated Investors Tower
           ---------------------------------
           (Administrator)                      1001 Liberty Avenue
                                                Pittsburgh, PA 15222-3779

          Independence One Capital Management   27777 Inkster Road,
          -----------------------------------
          (Adviser)                             Mail-Code 10-52
                                                Farmington Hills, MI 48333-9065

          State Street Bank and Trust Company   1776 Heritage Drive
          -----------------------------------
          (Custodian)                           North Quincy, MA 02171


     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

Registrant:

8.    Classification of fund (check only one):

      [X ]  Management company;

      [  ]  Unit investment trust; or

      [  ]  Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [x]   Open-end                [  ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      Independence One Capital Management       27777 Inkster Road,
      -----------------------------------
        (Adviser to the Portfolios)              Mail-Code 10-52
            March 2001 to June 2002              Farmington Hills, MI 48333-9065

      Michigan National Bank                    27777 Inkster Road
      ----------------------
      (Adviser to the Portfolios)                     Mail-Code 10-52
      November 1995 to March 2001               Farmington Hills, MI 48333-9065

      Sosnoff Sheridan Weiser Corporation       440 South LaSalle Street, 2301
      -----------------------------------
      (Sub-Adviser to Equity Plus Fund and            Chicago, IL 60605
      Small Cap Fund)
      June 1995 to June 2002

      ABN AMRO Asset Management (USA) LLC 208 S. LaSalle Street
      -----------------------------------
      (Sub-Adviser to International Equity Fund)    Chicago, IL 60604-1003
      March 2001 to June 2002

      National Australia Asset Management, Ltd.     333 Collins Street
      ----------------------------------------
      (Sub-Adviser to International Equity Fund)   Melbourne, Victoria 3000,
      June 1998 to March 2001                      Australia


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

            Federated Securities Corp.
            Federated Investors Tower
            1001 Liberty Avenue
            Pittsburgh, PA 15237-3779

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es):

      (b)   Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

            [  ]  Yes         [ X ] No

      If Yes, for each UIT state:

            Name(s):

            File No.:  811-_______

            Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X ]  Yes         [  ]  No

      If Yes, state the date on which the board vote took place:

On July 25, 2001, the board approved the merger of the following portfolios:
            Independence One Prime Money Market Fund
            Independence One U.S. Treasury Money Market Fund
            Independence One Equity Plus Fund
            Independence One Small Cap Fund
            Independence One International Equity Fund
            Independence One U.S. Government Securities Fund
            Independence One Fixed Income Fund

On April 12, 2002, the board approved the merger of the following portfolio:
            Independence One Michigan Municipal Cash Fund

      If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [ X ] Yes         [  ]  No

      If Yes, state the date on which the shareholder vote took place:

On May 10, 2002, shareholders approved the merger of the following portfolios:
            Independence One Prime Money Market Fund
            Independence One U.S. Treasury Money Market Fund
            Independence One Equity Plus Fund
            Independence One Small Cap Fund
            Independence One International Equity Fund
            Independence One U.S. Government Securities Fund
            Independence One Fixed Income Fund

On June 6, 2002, shareholders approved the merger of the following portfolio:
            Independence One Michigan Municipal Cash Fund

      If No, explain:

II.   Distributions to Shareholder

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [X  ] Yes         [  ]  No

      (a)   If Yes, list the date(s) on which the fund made those distributions:

     On June 10, 2002, the following portfolios made distributions to their respective shareholders:

            Independence One Prime Money Market Fund
            Independence One U.S. Treasury Money Market Fund
            Independence One International Equity Fund
            Independence One Michigan Municipal Cash Fund

     On June 17, 2002, the following portfolios made distributions to their respective shareholders:

            Independence One Equity Plus Fund
            Independence One Small Cap Fund
            Independence One U.S. Government Securities Fund
            Independence One Fixed Income Fund

      (b)   Were the distributions made on the basis of net assets?

            [ X ] Yes         [  ]  No

      (c)   Were the distributions made pro rata based on share ownership?

            [ X ] Yes         [  ]  No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only:
            Were any distributions to shareholder made in kind?

            [  ]  Yes         [   ] No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:
      Has the fund issued senior securities?

      [  ]        Yes         [  ]  No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [ X ]       Yes         [  ]  No

      If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

            None

      (b)   Describe the relationship of each remaining shareholder to the fund:
            Not applicable

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [  ]        Yes         [ X ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [  ]        Yes         [ X ] No

      If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

               [  ]  Yes      [  ]  No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

      [  ]        Yes         [ X ] No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   Information About Event(s) Leading to Request For Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
     Liquidation:

            (i)   Legal expenses: $0

            (ii)  Accounting expenses: $0

            (iii) Other expenses (list and identify separately): $0

            (iv)  Total expenses (sum of lines (i)-(iii) above): $0

      (b)   How were those expenses allocated? Not applicable.

      (c)   Who paid those expenses? Not applicable.

     (d) How did the fund pay for unamortized expenses (if any)? Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [   ]       Yes         [ X ] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [  ]  Yes               [X  ] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [  ]  Yes               [ X ] No

      If Yes, describe the nature and extent of those activities:


VI.   Mergers Only

26.   (a)   State the name of the fund(s) surviving the Merger:

ABN AMRO Institutional Prime Money Market Fund, a portfolio of the ABN AMRO Funds, is the fund surviving the merger of the Independence One Prime Money Market Fund

ABN AMRO Treasury Money Market Fund, a portfolio of the ABN AMRO Funds, is the fund surviving the merger of the Independence One U.S. Treasury Money Market Fund

ABN AMRO Investment Grade Bond Fund, a portfolio of the ABN AMRO Funds, is the fund surviving the merger of the Independence One Fixed Income Fund

ABN AMRO Investment Grade Bond Fund, a portfolio of the ABN AMRO Funds, is the fund surviving the merger of the Independence One U.S. Government Securities Fund

ABN AMRO Equity Plus Fund, a portfolio of the ABN AMRO Funds is the fund surviving the merger of the Independence One Equity Plus Fund

ABN AMRO Select Small Cap Fund, a portfolio of the ABN AMRO Funds is the fund surviving the merger of the Independence One Small Cap Fund

ABN AMRO International Equity Fund, a portfolio of the ABN AMRO Funds is the fund surviving the merger of the Independence One International Equity Fund

Michigan Municipal Cash Trust, a portfolio of Money Market Obligations Trust is the fund surviving the merger of the Independence One Michigan Municipal Cash Fund

          (b) State the Investment Company Act file number of the fund surviving the Merger:

            ABN AMRO Funds - 811-12772
            Money Market Obligations Trust - 811-5950

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: ABN AMRO Funds filed an N-14A with the Commission on February 6, 2002 Money Market Obligations Trust filed an N-14A with the Commission on March 21, 2002

          (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                     VERIFICATION

     The undersigned stated that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Independence One Mutual Funds (ii) he or she is the Secretary (Title) of Independence One Mutual Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


                                    (Signature)


                                    ---------------------------
                                    /s/ C. Grant Anderson
                                     C. Grant Anderson
                                    Secretary, Independence One Mutual Funds